Stern Brothers & Co.

Statement of Financial Condition
September 30, 2023
Available for Public Inspection

Stern Brothers & Co.
Index
September 30, 2023
Available for Public Inspection



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of
Stern Brothers & Co.
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stern Brothers & Co. (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2007.

New York, New York
December 11, 2023

Statement of Financial Condition
September 30, 2023
Available for Public Inspection

Assets

Cash and cash equivalents	$ 1,125,042
Securities owned, at fair value	4,170,449
Receivable from clearing broker	16,751,564
Deposit with clearing broker	250,000
Other receivables, net	1,484,211
Accrued interest receivable from securities	69,714
Prepaid expenses and other assets	179,613
Right-of-use asset	607,796
Deferred tax asset	10,508
Property and equipment, net	48,124
Total assets	**$ 24,697,021**

Liabilities and Stockholders' Equity

Liabilities

Payable to clearing broker	$ 4,123,096
Accounts payable	208,573
Accrued liabilities	2,948,991
Income tax payable	443,111
Other liabilities	48,944
Lease commitment liability	643,300
Total liabilities	**8,416,015**

Commitments and contingent liabilities (Note 7)

Stockholders' equity

Common stock, $0.001 par value;	
10,000,000 shares authorized, 3,930,877 shares issued	3,931
Additional paid-in capital	4,054,437
Retained earnings	12,222,638
Total stockholders' equity	**16,281,006**
Total liabilities and stockholders' equity	**$ 24,697,021**

The accompanying notes are an integral part of this financial statement.

Stern Brothers & Co.
Notes to Financial Statement
September 30, 2023
Available for Public Inspection

1.   **Corporate Operation**

Stern Brothers & Co. (the "Company") is a WBENC certified Women's Business Enterprise, a state of Missouri certified Women-owned Business Enterprise, a registered securities broker/dealer with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The predominant businesses of the Company are underwriting bond offerings, providing services related to taxable and tax-exempt financings, and acting as principal or agent in transactions for the purchase and sale of various types of debt and equity securities. Securities traded for its account include money market funds and taxable and tax-exempt obligations.

The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all the Company's securities transactions. Substantially, all the Company's investments are held by the broker/dealer to facilitate the Company's trading activities. Although there are several unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

2.   **Summary of Significant Accounting Policies**

The following is a summary of the significant accounting policies used in the preparation of these Financial Statements:

A.   Securities owned are carried at fair value. Unrealized gains and losses are reflected in revenue. At year-end, these securities consisted primarily of state and municipal bonds.

B.   The Company accounts for estimated credit losses on financial assets at an amortized cost basis and certain off-balance sheet credit exposures, if any, in accordance with FASB ASC 326-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

An allowance for credit losses is established when the company records estimated credit losses.

C.   Principal transactions are recorded on the trade date, as if they had settled.

D.   Prepaid expenses and other assets include rental deposits and other prepaid expenses.

E.   Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts.

F.   Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being

realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

G. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated.

H. The Company enters into leases in the normal course of business primarily for branch offices. The Company's leases have remaining terms ranging from month to month to 44 months. Some of the Company's leases include lease renewal options, but generally do not include lease termination options. The Company includes lease renewal and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected not to account for any non-lease components in its real estate leases as part of the associate lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less on the Company balances.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on consideration of the current rates available to Company from its bank and clearing broker borrowings, adjusted for lease term and other factors.

I. The preparation of Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements. Actual results could differ from those estimates.

3. **Other Receivables, Net**

Other receivables at September 30, 2023 consist of the following:

Underwriting, consulting, advisory and other receivables	$ 604,641
Remarketing fees receivables	887,949
	1,492,590
Less allowance for credit losses	8,379
	$ 1,484,211

4. **Borrowings**

Bank borrowings

The Company maintains a credit facility with a domestic financial institution. The facility is unsecured and permits the Company to draw on the credit facility in amounts up to $3,000,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to greater of 4.00 percent or the

domestic financial institution's prime rate, which was 8.50 percent at September 30, 2023. There were no outstanding borrowings under this credit facility at September 30, 2023. The credit facility expires on March 17, 2024 and contains customary representations and warranties, covenants, and events of default. The Company believes that circumstances that might give rise to breach of these covenants or an event or default as specified in the credit facilities are remote.

Clearing Broker borrowings

The Company maintains its proprietary trading accounts with its Clearing Broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $250,000, and all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the Agreement. The accounts bear interest at 75 basis points plus the Clearing Broker's cost of funds. Investments in the accounts at September 30, 2023 totaled $4,063,879. The payable to the clearing broker includes $57,932 of unrealized losses in the aforementioned investments at September 30, 2023.

5.   **Income Taxes**

At October 1, 2022 and September 30, 2023, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The components of the deferred income taxes at September 30, 2023 are as follows:

Deferred income tax Asset (liability):	
Deferred Income	$ 19,590
Accumulated depreciation	(11,026)
Allowance for doubtful accounts	1,944
	$ 10,508

The Company is subject to U.S. federal income tax as well as income tax of the state of Missouri, and various other states. The Company is no longer subject to examination by taxing authorities for years before 2020.

6.   **Property and Equipment**

The major components of property and equipment at September 30, 2023 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 92,723	7 years
Office equipment	182,978	3-5 years
Leasehold improvements	27,519	Life of lease
	303,220	
Less accumulated depreciation and amortization	255,096	
Property and equipment, net	$ 48,124	

7. **Commitments and Contingent Liabilities**

In the normal course of its business, the Company may be contingently liable to its clearing broker/dealer for specified potential losses such as the margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The maximum potential amount of future payments that the Company could be required to make under these circumstances cannot be estimated. Based on history, the Company believes that it is unlikely it will have any payments related to these items and that any payments would be immaterial and accordingly has not recorded any obligation in its Financial Statements related to these items.

In the normal course of business, the Company enters into underwriting transactions. At times, the Company may be required to make a good faith deposit related to an underwriting transaction. At September 30, 2023, there were no outstanding good faith deposits.

8. **Leases**

Payments due under the lease contracts include fixed payments and, for some of the Company's leases, variable payments. Some of the Company's office space leases require variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to operating leases at September 30, 2023 was as follows:

Weighted average remaining lease term	3 years 8 months
Weighted average discount rate	4.75%

Maturities of lease liabilities under noncancelable operating leases at September 30, 2023 are as follows:

Year ended September 30, 2024	$ 187,423
Year ended September 30, 2025	190,692
Year ended September 30, 2026	193,960
Year ended September 30, 2027	130,760
Total undiscounted lease payments	702,835
Less imputed interest	(59,535)
Lease commitment liability	$ 643,300

9. **Net Capital Requirement**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At September 30, 2023, the Company had net capital and minimum net capital required of $14,642,763 and $240,045, respectively. The Company's percentage of aggregate indebtedness to net capital was 24.59 percent at September 30, 2023. The Company claims exemption from certain requirements pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and as contemplated by Footnote 74 of the SEC Release No. 34070073 adopting amendments to

17 C.F.R. § 240.17a-5. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

10. **Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk**

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to the Agreement. At September 30, 2023, all of the non-equity securities owned, which are presented on the accompanying Statement of Financial Condition, are positions with and amounts due principally from the clearing broker, who is a member of a nationally recognized exchange. The Company also maintains a $250,000 deposit with its clearing broker and has a receivable of $16,751,564 at September 30, 2023. Also, at September 30, 2023, the Company has cash of $1,125,042 deposited at a Federal Deposit Insurance Corporation insured domestic financial institution.

The Company's receivable from clearing broker and accrued interest receivable from securities include amounts receivable from other broker-dealers related to unsettled trades. The clearing broker settles the Company's trades on a daily basis. Because of the daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company over a very short period of time. The Company monitors the credit worthiness of the clearing broker and its trade counterparties to mitigate the Company's exposure to credit risk.

11. **Fair Value Measurements**

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities owned

The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2). Inputs to the matrix pricing include recent transactions of similar securities and other observable market data.

Securities owned measured at fair value on a recurring basis are summarized below at September 30, 2023:

Financial Assets	Fair value	Quote prices in active markets for identical assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State/political subdivisions:				
AAA rated	$ 492,819	$ -	$ 492,819	$ -
AA rated	2,842,217	-	2,842,217	-
A rated	506,998	-	506,998	-
Quasi governmental bond	221,845	-	221,845	-
Money market funds	106,570	106,570	-	-
Total securities owned	$ 4,170,449	$ 106,570	$ 4,063,879	$ -

12. **Risks and Uncertainties**

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the Statement of Financial Condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

Broker dealers operate in a highly regulated environment subject to the rules and requirements of the SEC, FINRA, SIPC, and various state agencies. These entities are empowered to create rules and requirements that impact Company operations and financial statements. The Company has no control over said rulemaking. It is possible that a change in any applicable rule or requirement could impact the Company's operations or financial statements. The Company routinely monitors any proposed or enacted changes to these rules and requirements to be appropriately responsive and to maintain compliance. In past years, there has been an increase in regulatory examinations and investigations involving the overall brokerage industry. Federal and state regulators, exchanges, or other self-regulatory organizations investigate issues related to regulatory compliance that may or may not result in enforcement action. Like all industry members, the Company experiences routine periodic examinations.